FOR IMMEDIATE RELEASE

CONTACT:
Tel: 604-685-5200
Email: info@Lbix.com

LEADING BRANDS, INC. ANNOUNCES
SECOND QUARTER EARNINGS RELEASE
AND CONFERENCE CALL

Vancouver, B.C. Canada, October 1, 2008 - Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy beverage company, today announced that it will release second quarter earnings, before North American markets open, on the morning of Monday, October 6, 2008.

In conjunction with the Company's earnings release, you are invited to listen to a conference call, which will be held on Monday, October 6, 2008 at 8:00 am Pacific Time, (11:00 am Eastern Time), with Ralph McRae, Chairman and CEO of Leading Brands, Inc.

TO PARTICIPATE IN THE CONFERENCE CALL PLEASE DIAL: 1-416-850-9144

If you are unable to participate during the live conference call, the call will be archived for 7 days. To hear a replay of the call by telephone, dial 1-416-915-1035 and reference the passcode 179668.

The conference call will also be webcast, and archived for 30 days on the investor page of the Company’s website at www.LBIX.com

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, STOKED™ Energy Drinks, INFINITE Health® Water, DIE HARD™ Sports Energy Drink and Caesar’s® Cocktails via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

Better Ingredients | Better Brands™
©2008 Leading Brands, Inc.

This news release is available at www.LBIX.com